UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NAM TAI PROPERTY INC.

(Name of Subject Company (issuer))

NAM TAI PROPERTY INC.

(Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

629865 205

(CUSIP Number of Class of Securities)

Shan-Nen Bong, Chief Financial Officer

Gushu Community, Xixiang Street, Baoan, Shenzhen,

People’s Republic of China

Tel: (755) 3388 6666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julian Lin

Jones Day

31st Floor. Edinburgh Tower, the Landmark

15 Queen’s Road Central

Hong Kong

(852) 3189-7282

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$82,500,000	$9,587

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value is based on the purchase of 15,000,000 shares of common stock at a price of $5.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 3, 2015, and subsequently amended on August 14, 2015 (the “Amendment 1”) and relates to the offer by Nam Tai Property Inc., a British Virgin Islands corporation (the “Company”), to purchase up to 15,000,000 shares of its common stock, par value $0.01 per share at a price of $5.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2015, (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”), copies of which were previously filed on Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Except as amended hereby to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto.

Items 1 through 11.

(1)	The following is inserted after the first paragraph under the heading “How will the Company pay for the shares?” on page 2 of the Offer to Purchase:

The following set forth our pro forma statements of comprehensive income and balance sheet for the six months ended June 30, 2015 and as of June 30, 2015, assuming the this Tender Offer had been completed as of January 1, 2015 at the cost of US$82.5 million.

Nam Tai Property Inc.

Condensed Consolidated Statements of Comprehensive Income

(In Thousands of US Dollars)

	Six months ended June 30, 2015
	Actual	As Adjusted
	(in thousands, except per share data)
Rental income	$1,616	$1,616
Rental expense	1,011	(1,011)

Net rental income	605	605
General and administrative expenses	(5,759)	(5,759)

Operating loss	(5,154)	(5,154)

Other income, net	1,584	1,584
Interest income(6)	4,827	4,986
Interest expenses(5)	(260)	(985)

Income before income tax	997	431

Income from continuing operations	997	431
Loss from discontinued operations, net of tax	(202)	(202)

Consolidated income	795	229

Consolidated comprehensive income(5)(6)	$795	$229

Earnings per Share
Basic earnings per share	0.02	0.01
Diluted earnings per share	0.02	0.01

Nam Tai Property Inc.

Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	As of June 30, 2015
	Actual	As Adjusted
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents(1)(2)(4)	$232,464	$185,212
Short term investments	66,139	66,139
Prepaid expenses and other receivables(6)	4,387	4,546
Finance lease receivable – current	3,422	3,422
Assets held for sale	21,534	21,534
Current assets from discontinued operations	94	94

Total current assets	328,040	280,947

Property, plant and equipment, net	28,782	28,782
Land use rights	12,108	12,108
Other assets	164	164

Total assets	$369,094	$322,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(2)	$55,000	$90,000
Accrued expenses and other payables(3)(5)	2,205	3,095
Dividend payable(4)	1,585	985
Current liabilities from discontinued operations	160	160

Total current liabilities	58,950	94,240

EQUITY
Shareholders’ equity:
Common shares(1)	396	246
Additional paid-in capital(1)(2)(3)	257,643	175,076
Retained earnings(4)(5)(6)	43,173	43,507
Accumulated other comprehensive income	8,932	8,932

Total shareholders’ equity	310,144	227,761

Total liabilities and shareholders’ equity	$369,094	$322,001

Notes:

(1)	assuming the Tender Offer had been completed as of January 1, 2015 at the cost of US$82.5 million;
(2)	the Company incurred additional US$35.0 million for a total of US$90.0 million in short-term bank borrowing to facilitate the U.S. dollar payment obligations for the payment of the tendered shares;
(3)	the Company incurred US$165,000 in expenses for the Tender Offer;
(4)	the Company reduced its dividend paid for the second quarter of 2015 as a result of having 15 million less shares outstanding following the Tender Offer (there was no impact on dividend paid for the first quarter of 2015 as the record date for first quarter dividend paid was December 31, 2014);
(5)	the Company incurred additional interest expense of US$725,332 in connection with the increase in short-term bank borrowing; and
(6)	the Company had additional US$7.5 million in surplus cash and cash equivalent as it drew down on the full US$$90.0 million.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2015

NAM TAI PROPERTY INC.

By:	/s/ M.K. Koo
	Name:	M.K. Koo
	Title:	Executive Chairman

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated August 3, 2015.

(a)(1)(B)*	Letter of Transmittal including IRS Form W-9.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Supplement 1 to the Offer to Purchase, dated August 14, 2015.

(a)(1)(G)	Supplement 2 to the Offer to Purchase, dated August 24, 2015.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated August 3, 2015.

(a)(5)(B)*	Press Release, dated August 14, 2015.

(b)	Not applicable.

(d)(1)*	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

(d)(2)*	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

(d)(3)*	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

(d)(4)*	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.